

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2018

Timothy Orr
President
My Cloudz, Inc.
4010 East Tanager Lane, #A
Mead, Washington 99021

> **Re: My Cloudz, Inc.**
> **Current Report on Form 8-K/A**
> **Filed January 3, 2018**
> **File No. 000-55852**

Dear Mr. Orr:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Current Report on Form 8-K Filed February 2, 2018

Business Description , page 5

1.	The exhibit you filed in response to comment 1 states that that Mr. Long provided the formulations at no charge; however, the exhibit also states that the "grant was granted by Mr. Long in connection with Mr. Long receiving 32,500,000 shares of common stock...." Please include disclosure in the Form 8-K that Mr. Long provided the formulations in connection with his receipt of 32,500,000 shares of common stock.

Government Regulation and Approvals, page 7

2.	We note your response to prior comment 2 and your revised disclosure on page 10 that you may be found to be in violation of the United States Federal Controlled Substance Act and your products may be found to be Schedule I controlled substances under the CSA.

Please include a separate discussion disclosing the potential difficulty you may experience enforcing your rights related to your product designs if the production and sale of your products is determined to be a violation of federal law.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ibolya Ignat at 202-551-3636 or Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Thomas E. Puzzo